

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Mr. Mitchell L. Cox
Heartland, Inc.
1005 N. 19th Street
Middlesboro, KY 40965

> **Re: Heartland, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 0-27045**

Dear Mr. Cox:

We issued comments to you on the above captioned filings on August 8, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by September 28, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by September 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Dietrich A. King, Staff Attorney at (202) 551-3338 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief